June 6, 2024

Via EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Private Credit Fund (the “Registrant”)
    Request to Withdraw Registration Statement on Form N-2 and an Amendment to the Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940
    (Securities Act File No. 333-274212 and Investment Company Act File No. 811-23897)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the undersigned Registrant respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal of:
•Registration Statement under the 1933 Act and the Investment Company Act of 1940 (the “1940 Act”) (Accession Number 0001989979-23-000012), as filed with the SEC on August 25, 2023 (the “Registration Statement”); and
•Pre-Effective Amendment No. 1 to the Registration Statement under the 1933 Act and Amendment No. 1 to the Registration Statement under the 1940 Act (Accession Number 0001989979-23-000019), as field with the SEC on November 14, 2023 (the “Amendment”).
After filing the Registration Statement and the Amendment, Registrant learned that it could not pursue its goal of receiving a portfolio of loans from an affiliated entity pursuant to a no-action letter issued by the SEC Staff. As a result, the Registrant’s sponsor had to reconceive its goal and did so by creating a different registrant (the “Reconceived Registrant”). The Reconceived Registrant’s registration statement (1933 Act File No. 333-278716; 1940 Act File No. 811-23954) was declared effective on June 3, 2024.

As a result, the Registrant’s sponsor no longer plans on pursuing an offering of shares through the Registration Statement and Amendment. No securities were sold in connection with the Registration Statement or the Amendment.

If you have any questions regarding this application for withdrawal, please contact me at (515) 247-6551 or sullivan.john.l@principal.com.

PRINCIPAL PRIVATE CREDIT FUND

/s/ John L. Sullivan
John L. Sullivan
Initial Trustee